Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

NNN HEALTHCARE/OFFICE REIT, INC.
SUPPLEMENT NO. 4 DATED MARCH 16, 2007
TO THE PROSPECTUS DATED SEPTEMBER 20, 2006

This document supplements, and should be read in conjunction with, our prospectus dated September 20, 2006, as supplemented by Supplement No. 1 dated November 16, 2006, Supplement No. 2 dated December 11, 2006 and Supplement No. 3 dated February 1, 2007, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering;

•	the increase in our distribution rate, as authorized by our board of directors;

•	the change of our sponsor to NNN Realty Advisors, Inc.;

•	clarification to the prior disclosure related to the ownership of NNN Healthcare/Office Management, LLC;

•	our entry into indemnification agreements with each of our independent directors, our non-independent director and certain other officers; and

•	our recent acquisition of The Gallery Professional Building in St. Paul, Minnesota.

Status of Our Initial Public Offering

As of March 9, 2007, we had received and accepted subscriptions in our offering for 1,080,112 shares of common stock, or approximately $10,757,000.

Increase in Distribution Rate

On February 14, 2007, our board of directors approved an increase in our distribution rate from 6.50% per annum to 7.25% per annum. The increased distribution began with the February 2007 monthly distribution which was paid in March 2007. Distributions are paid to stockholders on a monthly basis.

NNN Realty Advisors, Inc. as Sponsor

In the fourth quarter of 2006, NNN Realty Advisors, Inc., or NNN Realty Advisors, acquired all of the outstanding ownership interests of Triple Net Properties, LLC, or Triple Net Properties, NNN Capital Corp. and Triple Net Properties Realty, Inc., or Realty. As a result, we consider NNN Realty Advisors to be our sponsor.

Clarification of Prior Disclosure Related to NNN Healthcare/Office Management, LLC

Triple Net Properties owns a 75.0% managing member interest in our advisor. NNN Healthcare/Office Management, LLC owns a 25.0% non-managing member interest in our advisor. The members of NNN Healthcare/Office Management, LLC include Scott D. Peters, our chief executive officer and chairman of the board, our advisor’s chief executive officer, NNN Realty Advisors’ chief executive officer and director, and Triple Net Properties’ chief executive officer; Andrea R. Biller, our executive vice president and secretary, our advisor’s executive vice president, NNN Realty Advisors’ executive vice president, secretary and general counsel, and Triple Net Properties’ executive vice president and general counsel; and Triple Net Properties for the benefit of other employees who perform services for us. Each of Mr. Peters and Ms. Biller own 15.0% membership interests in NNN Healthcare/Office Management, LLC. Anthony W. Thompson, the chairman of the board of NNN Realty Advisors, is a special member of NNN Healthcare/Office Management, LLC and may receive compensation of up to $175,000 annually.

Entry into Indemnification Agreements

On January 17, 2007, we entered into indemnification agreements with each of our independent directors, W. Bradley Blair, II, Maurice J. DeWald, Warren D. Fix, Gary T. Wescombe, and each of our officers and non-independent director, Scott D. Peters, Danny Prosky and Andrea R. Biller. On March 1, 2007, we entered into an indemnification agreement with our officer, Shannon K S Johnson. Pursuant to the terms of these indemnification agreements, we will indemnify and advance expenses and costs incurred by our directors and officers in connection with any claims, suits or proceedings brought against such directors and officers as a result of his or her service, however, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter.

Acquisition of The Gallery Professional Building

On March 9, 2007, we, through our operating partnership, NNN Healthcare/Office REIT Holdings, L.P., acquired all of the membership interests of NNN Gallery Medical, LLC for a total purchase price of $8,800,000, plus closing costs. NNN Gallery Medical, LLC has fee simple ownership of The Gallery Professional Building, an eight-story medical building located in downtown St. Paul, Minnesota. We acquired the membership interests from NNN Gallery Medical Member, LLC, a subsidiary of Triple Net Properties, which in turn is a wholly-owned subsidiary of NNN Realty Advisors.

Financing and Fees

NNN Gallery Medical, LLC acquired The Gallery Professional Building on February 5, 2007, for a purchase price of $8,800,000. In connection with the purchase, NNN Gallery Medical, LLC entered into a secured loan with LaSalle Bank National Association, or LaSalle, evidenced by a promissory note in the principal amount of $6,000,000, which is secured by a mortgage on the property. The loan has a ten-year term and bears interest at a fixed-rate of 5.76% per annum. The loan provides for the following payments: (a) a payment of accrued interest on the principal amount from February 6, 2007 through February 28, 2007; (b) interest-only payments on the first day of each month commencing April 1, 2007 through March 1, 2011; (c) principal and interest payments equal to $35,052.50 on the first day of each month commencing on April 1, 2011, through February 1, 2017; and (d) the outstanding principal amount, together with all accrued and unpaid interest, due and payable in full on March 1, 2017. The loan also provides for a late charge equal to the lesser of: (a) 3% of past due amounts or (b) the maximum amount permitted by applicable law. The loan also provides for a default interest rate equal to the lesser of: (a) 10.76% per annum or (b) the maximum amount permitted by applicable law.

We financed the purchase price of NNN Medical Gallery, LLC through the assumption of the $6,000,000 secured note (but not for interest payments for periods prior to March 9, 2007) and a $1,000,000 loan from NNN Realty Advisors, our sponsor, described below. The balance of the purchase price was provided by funds raised through this offering. Since we acquired The Gallery Professional Building from a subsidiary of NNN Realty Advisors, an independent appraiser was engaged by the independent directors to value the property. The terms of the acquisition have been approved by a majority of our board of directors, including a majority of our independent directors, as fair and reasonable to us and at a price no greater than the cost of the investment to NNN Realty Advisors’ subsidiary or the property’s appraised value, as determined by the independent appraiser. In connection with the acquisition, we incurred an acquisition fee of $264,000, or 3.0% of the purchase price, to our advisor and its affiliate.

In connection with our acquisition of all of the membership interests of NNN Medical Gallery, LLC, on March 9, 2007, we, through our operating partnership, entered into an unsecured loan with NNN Realty Advisors, as evidenced by an unsecured promissory note in the principal amount of $1,000,000. The unsecured note matures on September 9, 2007, bears interest at a fixed rate of 6.84% per annum and requires monthly interest-only payments beginning on April 1, 2007, for the term of the note. The unsecured note provides for a default interest rate in an event of default equal to 8.84% per annum. Because NNN Realty Advisor is our sponsor, the unsecured note is deemed a related party loan. The terms of this related party loan and the unsecured note were approved by our board of directors, including the majority of our independent directors, as fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

Our charter does not permit borrowings that would cause our aggregate borrowings to exceed 300% of our net assets, unless approved by our independent directors and the justification for such excess borrowing is disclosed to our stockholders in our next quarterly report. As a result of the acquisition of The Gallery Professional Building, our leverage would exceed 300%. In accordance with our charter, a majority of our directors, including a majority of our independent directors, approved our leverage exceeding 300% in connection with the acquisition. The board of directors determined that the excess leverage was justified because it enabled us to purchase the property during the initial stages of our offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital. We will likely continue to exceed our charter’s leverage guidelines during the early stages of our operations.

Description of the Property

The Gallery Professional Building consists of 105,000 square feet of gross leasable area, with each floor, although varying, comprising approximately 13,000 square feet. The building is currently 68% leased, with 64% occupied by medical tenants. We intend to continue to lease the building to medical tenants.

The building was built in 1979 and is located adjacent to St. Joseph’s Hospital via a skywalk, which serves as a feeder hospital for the medical offices in The Gallery Professional Building. St. Joseph’s Hospital is the largest of the HealthEast Care Systems hospitals and is a member of the University of Minnesota Family Medicine and Community Health residency program, with 401 licensed beds and a 24-hour emergency room. St. Joseph’s Hospital recently began construction on an $80 million expansion and renovation of the hospital, which will include building a new hospital tower, expanding the emergency department and adding two new operating rooms.

Summit Orthopedics leases approximately 18,000 square feet, or approximately 17% of the space, pursuant to a lease that expires on May 31, 2011. Summit Orthopedics is comprised of seven clinics and two surgery centers located in Minnesota, with both a clinic and a surgery center located within The Gallery Professional Building. The rental rate per annum for Summit Orthopedics is approximately $290,000, or $16.50 per square foot. Summit Orthopedics does not have a renewal option on its lease. HealthEast Care Systems leases approximately 13,000 square feet, or approximately 12% of the space, pursuant to leases that expire between February 28, 2009, and December 31, 2010. HealthEast Care Systems is currently the largest health care provider in the Twin Cities East Metro area, and the adjacent St. Joseph’s Hospital is part of this network. The rental rate per annum for HealthEast Care Systems is approximately $184,000, or $14.03 per square foot. HealthEast Care Systems does not have a renewal option on its lease. The remaining tenants are primarily medical tenants, none of which occupies ten percent or more of the gross leasable area.

Realty will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of The Gallery Professional Building.

The general competitive condition to which The Gallery Professional Building is subject is that there are at least 45 comparable properties located in the same submarket that might compete with the property.

Our management currently has plans to expend approximately $2.4 million for both capital and tenant improvements to The Gallery Professional Building in order to attract new tenants to the building. Management believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in The Gallery Professional Building will be approximately $7.87 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. Real estate taxes payable on the property for 2006 were approximately $126,000 at a rate of 1.33%.

The following table sets forth the lease expirations of The Gallery Professional Building for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross
		Total Square	Gross Annual	Annual Rent
	No. of Leases	Feet of	Rent of	Represented by
Year	Expiring	Expiring Leases	Expiring Leases	Expiring Leases

2007	4	11,000	152,000	14.51%
2008	1	1,000	16,000	1.55%
2009	3	7,000	97,000	9.28%
2010	1	8,000	114,000	10.83%
2011	3	24,000	402,000	38.36%
2012	2	13,000	214,000	20.45%
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—
2016	—	—	—	—

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for The Gallery Professional Building for the last five years:

		Average Effective
	% of Average	Annual Rental
Year	Occupancy Rate	Rate per Square Foot

2002	71%	$14.68
2003	74%	$15.12
2004	74%	$15.33
2005	77%	$14.96
2006	74%	$15.07

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